Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Marshall & Ilsley Corporation

(Commission File No. 001-33488)

On March 2, 2011, Marshall & Ilsley Corporation posted the following to its intranet site:

Message from Mark Furlong

As integration planning continues with our partners from Harris and BMO, significant progress is being made. The teams are working well together and we are intently focused on a process that is as seamless as possible for our customers and employees.

We are working towards a closing date during BMO’s fiscal third quarter, and are taking advantage of each company’s extensive integration experience. We are also taking a thoughtful, measured approach in making decisions, to ensure the foundation of our new company is true to our common values and commitment to our customers. We are at the stage where we expect more frequent communication as decision-making is confirmed. You’ve got my commitment that when we know something important, we will communicate it to you.

It is important that our customers continue to be our primary focus. Some of them have questions, and while we don’t have all the answers yet there are a lot of things we do know and you should feel free to proactively share them with our customers:
We are committed to our customers. Our customers can expect to continue receiving the unparalleled customer service for which M&I is known, both now and after the transaction is final.

We are committed to the communities we serve. BMO is a company deeply rooted in the economic success of North America dating back to the 1800s. Together, the combined bank has nearly 500 years of experience in serving its customers and communities. We share common values rooted in our commitment to providing the best in customer service.

M&I is partnering with a strong, stable bank. BMO’s reputation, strong balance sheet, liquidity, strong risk management framework and capital position will reinforce our ability to serve customers exceptionally well.

We will work hard to make the transition as seamless as possible for our customers and employees. Our customers will be kept informed throughout the integration process. A seamless transition for our customers and employees is our top priority.

Our customers can look forward to increased convenience and expanded products and services. Over time, customers will gain access to new products and services as the best of each bank is made available in the combined operation.
On the topic of communication, BMO announced its first quarter results this week. Bill Downe, BMO’s CEO and I have now spent time in many of our markets – and I read his results note to employees with great interest. I hope you’ll do the same. Here it is below.

Thank you for your hard work, patience and understanding during this transitional period.

Mark

Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site ( http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents", from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings", or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Message from Bill Downe on our Q1 Results

BMO’s first quarter results signal a strong start to 2011. The $776 million in Net Income we posted this quarter is 18% better than Q1 last year and 5% better than last quarter. A deeper look into the results shows continued positive trends:

  Strong top line growth;
  Strength in our capital position;
  A rising return on equity.

Loan loss trends have been generally positive as well. Specific PCLs were $248 million compared to $333 million a year ago.

We delivered strong revenue growth of 10.6% this quarter. As a company, we have been deliberate about the choices we’ve made. The way we are doing business not only reinforces who we are – it is the reason we are adding customers and growing.

In P&C Canada Net Income reached $444 million – 10% better than Q1 2010 and 6% better than last quarter. Q1 revenue increased $116 million, or 8.3%. These results speak for themselves. P&C Canada has inspired our collective imagination about what is possible – and all that we are capable of.

P&C U.S. generated revenue growth of $29 million US, or 8.8%, primarily due to the AMCORE transaction, improved loan spreads and deposit balance growth. Average deposits increased $3.8 billion, or 16%, to $27.3 billion, about half from the inclusion of AMCORE, along with an active sales effort in our commercial segment.

First quarter revenue in the Private Client Group increased $111 million, or 19.9%, with solid growth in all of our businesses. During the quarter we announced the agreement to acquire Hong Kong-based Lloyd George Management – a boutique asset manager with approximately US $6 billion in assets under management with a significant portion in mainland China and approximately U.S. $1 billion in India.

BMO Capital Markets’ Q1 revenue of $963 million was up $120 million, or 14.3%, from a year ago. Trading revenues increased, driven by higher equity and foreign exchange activity, as well as improving market conditions. As confidence in the economy builds, there has been an increase in our investment banking activity, particularly in mergers and acquisitions.

Expenses this quarter increased $207 million – they grew 11.3%. This is partly due to the investments we’re making: in our P&C businesses, in acquisitions, and in our ongoing efforts to enhance customer experience – adding front-line staff and training, technology and distribution, and educational tools for retail customers.

We are in a period where we’re investing in our businesses. I’ve been encouraged by the discipline we’ve had around costs. Because we’ve managed costs well, we’ve had the flexibility to continue investing for our customers.

* * *

The public disclosure associated with the bank’s financial reporting provides a good opportunity to confirm that the plans leading up to the integration of Harris and Marshall & Ilsley are progressing well.

Since January, I’ve had the privilege of meeting with many people at M&I in major cities across the Midwest: Madison, Wausau, Milwaukee, Indianapolis, Minneapolis, St. Louis and Kansas City. Together with Illinois, this six state area looks like a cross-section of Canada, with large metropolitan cities, smaller cities, communities supported by agriculture and small and medium size businesses. All markets familiar to us. I’m also looking forward to scheduling sessions in Florida and Arizona, markets that are also well known to us through our wealth management presence.

In these sessions – roundtables and town halls – it was striking how similar the conversations were to the discussions in the Company Meetings we held throughout 2010 and again in January.

It is clear that at both M&I and BMO, our priorities and the way employees think about their communities have been critically important to the success of our businesses. We share a common vision about the place we want to occupy in the minds of our customers. We also share common values.

The good news is wherever you sit – at BMO or M&I – the message is the same.

As a company, we understand what is special about doing business locally and that what this means for customers, matters. BMO has a long tradition of community banking – and where we’ve been the most closely attached to the community is where we’ve been most successful. As we move forward, our communities – old and new – can be assured we will continue to be a strong and active presence.

In each city, the important topic of brand came up. Let me say a word or two about this. First, the discussion provided an opportunity to informally share some important aspects of the BMO brand: what we stand for, the essence of our business model, how we go to market, and what we do for customers. These are things that are clearly defined at BMO.

Second, there is an important distinction to be made between a company’s brand… and its name.

The plan related to the naming of the combined bank is straightforward and we are currently market-testing a number of options. The outcome will very simply be defined by consumer attitudes – and a function of preserving the greatest brand equity overall. In the end, it’s the way we do business, which is the true value-add. The name will come to symbolize what the brand stands for – with the logo on the building serving as a reminder to all of the way we do business.

What’s most compelling is the size of the customer opportunity.

Both Harris and M&I have had to deal with an unprecedented U.S. recession and real estate market correction. It has been a struggle for both businesses. But combined, they can lead the market with a turnaround in operational performance.

Together, M&I and Harris have the opportunity to compete to win – we will have a number three market share – or be within reach of number three – in every major U.S. center where we operate in the Midwest. This creates opportunity – not only because we’ll have an enviable footprint – but also from the combined strength of two historic and leading U.S. banking franchises each with a reputation for putting customers’ interests first.

Above all, it’s growth that brings opportunities for employees. Companies grow by staying focused on customers. We have to be out in the market every day – and we still need to ask for the business. In the end, it's our customers’ success that will define our success. And the opportunity before us is just that: help our customers to be more successful and we will grow.

It’s been a little over two months since the announcement; and it is remarkable how fast the first 60 days have gone. Important work is being done behind the scenes – and you'll begin to see updates over the course of the next couple of months. Upon the close of the transaction, M&I will become a very important part of BMO Financial Group.

Consistent with the size of this transaction, we are balancing the desire to provide information quickly to reduce uncertainty with the need to take decisions in a very deliberate way – based on facts. Russ Robertson and the integration team have been working hard since December to get us ready to move forward the day the deal closes.

And as we move forward you have my commitment to a fair process and honest communication. Everybody will know where they stand.

Thank you, for your contribution to a strong first quarter. The window of opportunity that is before all of us right now, is nothing short of extraordinary.

Bill

Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site ( http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents", from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings", or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.